May 1, 2023

John Stickel

Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Southern First Bancshares, Inc. (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-271291)

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., New York City time, on Wednesday, May 3, 2023, or as soon as practical thereafter.

The Staff should feel free to contact Ben Barnhill of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2246 with any questions or comments.

Sincerely,

Southern First Bancshares, Inc.

By:	/s/ R. Arthur Seaver
R. Arthur Seaver
Chief Executive Officer